Mail Stop 4561

June 18, 2009

Mr. Randy Underwood
Executive Vice President and Chief Financial Officer
Dollar Financial Corporation
1436 Lancaster Avenue
Berwyn, PA 19312

> **Re: Dollar Financial Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Forms 10-Q for the Quarterly Periods Ended September 30, 2008 and**
> **December 31, 2008**
> **File No. 000-50866**

Dear Mr. Underwood:

        We have reviewed your response dated May 21, 2009 submitted via EDGAR on May 22, 2009 and have the following comment.

Form 10-K for the Fiscal Year Ended June 30, 2008:

Consolidated Financial Statements

Note 2 – Significant Accounting Policies

Goodwill and Other Intangibles, page 63

1.   We note your response to comment five of our letter dated April 15, 2009. Please tell us the following additional information regarding the valuation of your reacquired franchise rights intangible asset:

- Whether you considered any alternative income approach valuation methods, such as a multi-period excess earnings method or a Greenfield approach, and if not, why not?;
- It appears that the discount rate used to determine the fair value of the reacquired franchise rights was more of an overall business discount rate, rather than a discount rate developed solely for this intangible asset. If so, please tell us how you determined that this discount rate was appropriate

given, in general, the higher risk nature of intangible assets relative to certain other tangible assets which tend to bring the overall business discount rate to a lower level.

- Whether the cash flows incorporated into your valuation methodology includes upfront franchise fees; and
- The average profit margin for a Canadian store location pre- and post-royalties.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant